PROKOM SOFTWARE SA

FAX

03 NOV 21 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 20 Nov 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.21 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the Issuers whose shares were admitted to public exchange.

subject: **BANK OF NEW YORK HAS DECREASED NUMBER OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information from the Bank of New York, that as the result of selling shares, Bank of New York is the proprietor of 1,604,124 ordinary bearer's shares of Prokom Software S.A., which constitute 11.63% of the share capital and entitle to execution of 11.04% of votes at the General Shareholders Meeting.

20 Nov 2003 Krzysztof Wilski
Vice President of the Management Board

03037584

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/21